UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRIDGEWATER PLATFORMS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

108669102

(CUSIP Number)

Michael R. Ward

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 11, 2016

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 108669102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Michael R. Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,274,000
	8	Shared Voting Power -
	9	Sole Dispositive Power 3,274,000
	10	Shared Dispositive Power -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,274,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON IN

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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") of Bridgewater Platforms Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 900 Isom, Suite 306, San Antonio, Texas 78216.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Michael R. Ward, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of President, Secretary and Treasurer of the Issuer. The Reporting Person's address is: c/o Bridgewater Platforms Inc., 900 Isom, Suite 306, San Antonio, Texas 78216. Mr. Ward is also President and sole owner of 4 Ward Resources, Inc.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the 3,274,000 shares of the Issuer’s Common Stock purchased by the Reporting Person was $150,604.00. The source of funding was personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired 3,274,000 shares of the Issuer’s Common Stock pursuant to stock purchase agreements with two (2) of the Issuer’s largest shareholders for the purpose of owning a significant interest in the Issuer. Prior to the closing of the acquisition of these shares, Mr. Ward was named to the Issuer’s Board of Directors as of August 10, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of November 5, 2016, the aggregate number of shares of Issuer Common Stock held by the Reporting Person was 3,274,000 which total shares represent 39.3% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power and dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)	During the 60 sixty day period preceding the filing of this Schedule 13D, the Reporting Person has not purchased any shares of the Issuer.

(d)	The power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Common Stock described in paragraph (a) of this Item 5 is held by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2016	By:	/s/ Michael R. Ward
Michael R. Ward

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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